HAHA Generation Corp.
4F, No. 132, Songshan Road, Xinyi District
Taipei City, 110, Taiwan (Republic of China)

January 26, 2016

United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporate Finance

Mail Stop 3561

Attention: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

Re: HAHA Generation Corp.
Registration Statement on Form S-1/A
Filed January 13, 2016
File Number 333-207458

Dear Mr. Reynolds:

We have received and read your letter dated January 22, 2016, regarding the above-referenced amended registration statement.  In that letter, you have requested that we respond to this letter by amending that registration statement and providing the requested information.  Accordingly, we have amended that registration statement to provide the requested information (the “Second Amended Registration Statement”).

In response to the comments specified in your letter, please be informed as follows:

Comments:

Summary Compensation, page 38

1.
Please revise to update your executive compensation disclosure for the fiscal year ended December 31, 2015.  Also clarify whether there was any director compensation for the fiscal year ended December 31, 2015.

Response:

Please note, the Second Amended Registration Statement discloses the executive compensation for the fiscal year ended December 31, 2015.  Additionally, please note, the Second Amended Registration Statement clarifies whether there was any director compensation for the fiscal year ended December 31, 2015.

United States Securities and Exchange Commission
January 26, 2016

Certain Relationships and Related Transactions, page 40

2.
We note your statement that disclosure of the information requested in Comment 4 was provided.  However, we cannot locate your response to this comment.  Please revise to state the names of your promoters in this section of the filing.  See Item 404(c)(1)(i) of Regulation S-K.

Response:

Please note, the Second Amended Registration Statement discloses the names of our promoters in this section of the filing.

Hopefully, the provisions of the Second Amended Registration Statement and this letter respond adequately to the comments specified in your letter dated January 22, 2016.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

Thank you.

Sincerely,

HAHA Generation Corp.,
a Nevada corporation

/s/ Hsuan-Hsien Liao
Hsuan-Hsien Liao
Its: President